SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENT FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(AMENDMENT NO. 2)1

Theravance Biopharma, Inc.

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

G8807B106

(CUSIP Number)

Weiss Asset Management LP

c/o Mary Ferruolo

222 Berkeley St., 16th Floor

Boston, MA 02116

(617) 778-7725

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 1, 2024**

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13(d)-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 4 Pages)

**	Please see Item 5.

[1]

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G8807B106	13D/A	Page 2 of 4 Pages

1	NAMES OF REPORTING PERSONS. Weiss Asset Management LP BIP GP LLC WAM GP LLC Andrew M. Weiss Ph.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6

 CITIZENSHIP OR PLACE OF ORGANIZATION

  Weiss Asset Management LP is a Delaware limited partnership.

 BIP GP LLC is a Delaware limited liability company.

 WAM GP LLC is a Delaware limited liability company.

 Andrew M. Weiss is a United States citizen.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	8	SHARED VOTING POWER Weiss Asset Management LP — 7,457,060 ** BIP GP LLC — 4,628,074 ** WAM GP LLC — 7,457,060 ** Andrew M. Weiss — 7,457,060 **
	9	SOLE DISPOSITIVE POWER Weiss Asset Management LP — 0 shares BIP GP LLC — 0 shares WAM GP LLC — 0 shares Andrew M. Weiss — 0 shares
	10	SHARED DISPOSITIVE POWER Weiss Asset Management LP — 7,457,060 ** BIP GP LLC — 4,628,074** WAM GP LLC — 7,457,060 ** Andrew M. Weiss — 7,457,060 **

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Weiss Asset Management LP — 7,457,060 ** BIP GP LLC — 4,628,074** WAM GP LLC — 7,457,060 ** Andrew M. Weiss — 7,457,060 **
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Weiss Asset Management LP — 15.5% ** BIP GP LLC — 9.6% ** WAM GP LLC — 15.5% ** Andrew M. Weiss — 15.5% **
14	TYPE OF REPORTING PERSON Weiss Asset Management LP – IA, PN BIP GP LLC — HC, OO WAM GP LLC – HC, OO Andrew M. Weiss – HC, IN

**	Please see Item 5.

CUSIP No. G8807B106	13D/A	Page 3 of 4 Pages

This Amendment No. 2 (this “Amendment”) to Schedule 13D amends the Schedule 13D initially filed on April 12, 2023 and amended on August 14, 2023 (the “Prior Schedule 13D” and, as so amended by this Amendment, the “Schedule 13D”) with respect to the items set forth below. Capitalized terms used without definition in this Amendment have the meanings assigned to them in the Prior Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The percentages set forth in Row 13 and in this Item 5 have been calculated based on 48,164,708 shares of the Issuer’s Shares issued and outstanding as of February 23, 2024, as reported in the Issuer’s Form 10-K, filed with the SEC on March 1, 2024. Each of the Reporting Persons disclaims beneficial ownership of all of the Shares, except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D/A shall not be deemed an admission of beneficial ownership of any Shares for any purpose.

(a) and (b)   4,628,074 Shares, representing approximately 9.6% of the outstanding shares of the Issuer, are held by BIP. BIP GP LLC is the general partner of BIP. Weiss Asset Management LP is the investment manager of BIP. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

2,828,986 Shares, representing approximately 5.9% of the outstanding shares of the Issuer, are held by BGO. Weiss Asset Management LP is the investment manager of BGO. Dr. Weiss is the managing member of WAM GP LLC and in such capacity has the power to vote and dispose of such Shares.

See Rows 7-13 of the cover page above for the aggregate number and percentage beneficially owned by each of the Reporting Persons.

(c) The Reporting Persons did not effect any transactions in the Issuer’s Shares during the past 60 days.

(d) Other than the Funds that directly hold the securities of the Issuer, and except as set forth in this Item 5, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or proceeds from the sale, of the Shares.

(e) Not applicable.

CUSIP No. G8807B106	13D/A	Page 4 of 4 Pages

SIGNATURES

After reasonable inquiry and to the best of its or his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.

March 5, 2024

WEISS ASSET MANAGEMENT LP

BY:	/S/ MARY FERRUOLO
MARY FERRUOLO, AUTHORIZED SIGNATORY

BIP GP LLC

BY:	/S/ MARY FERRUOLO
MARY FERRUOLO, AUTHORIZED SIGNATORY

WAM GP LLC

BY:	/S/ MARY FERRUOLO
MARY FERRUOLO, AUTHORIZED SIGNATORY

BY:	/S/ MARY FERRUOLO
MARY FERRUOLO, ATTORNEY-IN-FACT FOR ANDREW WEISS***

***

Duly authorized under Power of Attorney incorporated herein by reference to the exhibit to the Form 13G/A filed by Weiss Asset Management LP on February 3, 2023 in respect of its holding in DEEP MEDICINE ACQUISITION CORP.